UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-held Company CNPJ 60.746.948/0001-12

Notice to the Market

Control Acquisition of Mediservice

Banco Bradesco S.A. announces to its stockholders, clients and to the market in general that Grupo Bradesco de Seguros e Previdência (Bradesco Insurance and Private Pension Group) by means of Bradesco Seguros S.A., on January 21,2008, entered into a “Quotas Assignment Agreement” with Marsh Corretora de Seguros Ltda., parent company of Mediservice – Administradora de Planos de Saúde Ltda. (Mediservice), with a view to acquiring the control of the latter, in the amount of R$84.9 million.

Mediservice has been operating in Brazil for more than 20 years, with a solid participation in the development and implementation of corporate health care plans, with offices located in the cities of São Paulo, Rio de Janeiro and Salvador.

About Mediservice, we point out:

  the company has more than 300,000 users throughout Brazil;
  Mediservice relies on a network of approximately 30,000 associate members, among physicians, dentists, laboratories, diagnosis centers, clinics, hospitals and emergency services; and
  Mediservice is one of the major companies in the managed health care plans segment.

This acquisition means an important strategic step to Grupo Bradesco de Seguros e Previdência and enables the expansion of its client base within a very competitive segment, in addition to strengthening its positioning in the market of health group plan operators. Also, this acquisition will enable scale gains, adding value to the Group and consolidating its leadership position in the supplementary health market.

The materialization of this operation is subject to the approval of appropriate authorities.

Cidade de Deus, Osasco, SP, January 22, 2008

Banco Bradesco S.A.

Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.